Exhibit 23.2
The Board of Directors and Stockholders
Corporación Andina de Fomento
     We consent to the use of our report dated February 13, 2009 relating to the balance sheet of Corporación Andina de Fomento (“CAF”) as of December 31, 2008, and the related statements of income, stockholders’ equity and cash flows for each of the years in the two year period ended December 31, 2008, included in CAF’s registration statement and the prospectus forming a part thereof to which this letter is filed as an exhibit. In addition, we consent to the reference to our firm under the heading “Independent Auditors” in the prospectus.
Rodríguez Velázquez & Asociados
Caracas, Venezuela
June 4, 2010